EXHIBIT 2

OI S.A.

(NEW NAME OF BRASIL TELECOM S.A.)

Publicly-Held Company

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

MANAGEMENT PROPOSAL

Dear Debenture Holders,

The management of OI S.A., a publicly-held company, with its headquarters at Rua Lavradio, No. 71, 2nd floor, Centro in the City and State of Rio de Janeiro, and its articles of incorporation archived with the Board of Trade of the State of Rio de Janeiro under NIRE 33.30029520-8, registered with the Corporate Taxpayers’ Registry under No. 76.535.764/0001-43, and registered with the Brazilian Securities and Exchange Commission as a category “A” public company under No. 11312 (“Company”) proposes to submit for your deliberation during the general meeting of the Debenture Holders of the 8th Issuance of Non-Convertible Unsecured Debentures, in One Series, for Public Distribution with Restricted Placement Efforts, to be held on December 30, 2015 at the Company’s headquarters (“AGD”) the following proposal:

1.	PROPOSAL FOR THE TEMPORARY WAIVER OF THE FINANCIAL COVENANTS

The management proposes a temporary waiver of calculation of the financial covenants of the ratio of total gross debt of the Issuer/EBITDA only for the fourth quarter of 2015, in accordance with Clause 6.22, item XVIII(a) of the Deed of the Public Issuance of Non-Convertible Unsecured Debentures in One Series, for Public Distribution with Restricted Placement Efforts of the 8th Issuance of Oi S.A. (“Deed”). The financial covenant regarding the ratio between the Company’s EBITDA and the Serviced Debt of the Company, as described in Clause 6.22, item XVIII(b) of the Deed, which shall at all times be equal to or greater than 1.75, will continue to be calculated as described in Clause 6.22, item XVIII(b) of the Deed.

2.	PROPOSAL FOR OBLIGATIONS TO BE MET BY THE COMPANY

The Company commits to respect the ratio of Total Net Debt of the Issuer/EBITDA for the above mentioned period, which shall be equal to no less than 6.00. In order to calculate the above, the following shall be used: (i) Total Net Debt of the Issuer is defined as: the amount of the Total Debt after subtracting cash, cash equivalents, and financial investments registered as current and non-current assets in the consolidated balance sheets in accordance with Brazilian GAAP; and (ii) EBITDA is defined in accordance with the Deed.

3.	PROPOSAL FOR THE PAYMENT OF RETURNS

The Company’s management proposes that the returns by the Company be paid to the Debenture Holders, if they agree to the waiver of the financial covenant regarding the ratio of total gross debt of the Issuer/EBITDA, as described in Clause 6.22, item XVIII(a) of the Deed, for the fourth quarter of 2015. The payment format, the calculation of the returns shall be discussed and agreed between the Company and the Debenture Holders.

For the above reasons, the Company’s management submits this proposal to be reviewed by the Debenture Holders during the AGD.

Rio de Janeiro, December 30, 2015.

OI S.A.